STATE OF DELAWARE

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF TRUST

OF

INSTITUTIONAL CREDIT ACCESS FUND

Pursuant to Title 12, Section 3810(b) of the Delaware Statutory Trust Act, the undersigned Trust executed the following Certificate of Amendment:

1.	Name of Statutory Trust: Institutional Credit Access Fund

2.	The Certificate of Trust is hereby amended as follows:

The Certificate of Trust is amended by striking therefrom Article 1 in its entirety and by adding a new Article 1 to read in full as follows:

1. The name of the Trust is: Mammoth Institutional Credit Access Fund (hereinafter, the “Trust”).

3.	This Certificate of Amendment shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment on the 14th day of December, 2022.

By:	/s/David Carson
David Carson, Trustee